EXHIBIT 99.2

CONSOLIDATED MERCANTILE                                                                                                                                                                                                                                                                                                              GENTERRA INC.
INCORPORATED

JOINT NEWS RELEASE

Consolidated Mercantile Incorporated
and
Genterra Inc.
Announce adoption of Special Shareholder Resolution

TORONTO, February 26, 2010 - Consolidated Mercantile Incorporated: (“CMI”) (TSX: “CMC”; OTC: “CSLMF.PK”) and Genterra Inc. ("Genterra") (TSX-V: "GIC") announced today that their respective shareholders have adopted the Special Resolution covering the previously announced proposed amalgamation of the two companies. Completion of the amalgamation remains conditional as the Boards of both companies consider all elements of the transaction.

CMI is a management holding company which effects its investment strategy through investment in, management of and merchant banking to its core strategic industries.

Genterra Inc. is a management holding company whose assets include rental real estate properties and investments.

For further information please contact:

Consolidated Mercantile Incorporated 106 Avenue Road Toronto, ON M5R 2H3 Attention: Stan Abramowitz, Secretary (416) 920-0500 Ext. 227	Genterra Inc. 106 Avenue Road Toronto, ON M5R 2H3 Attention: Stan Abramowitz, Secretary (416) 920-0500 Ext. 227

Disclaimer: TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.